Exhibit 12.2

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Nine months ended September 30,
	2013	2012
Earnings:
Income before equity in earnings (losses) of unconsolidated joint ventures and noncontrolling interests (1)	$80,078	$40,336
Add:
Distributed income of unconsolidated joint ventures	4,415	740
Amortization of capitalized interest	384	382
Interest expense	37,826	37,062
Portion of rent expense - interest factor	1,527	1,552
Total earnings	124,230	80,072

Fixed charges:
Interest expense	37,826	37,062
Capitalized interest and capitalized amortization of debt issue costs	976	1,031
Portion of rent expense - interest factor	1,527	1,552
Total fixed charges	$40,329	$39,645

Ratio of earnings to fixed charges	3.1	2.0

1.
Income before equity in earnings (losses) of unconsolidated joint ventures and noncontrolling interests for the period ended September 30, 2013, includes a $26.0 million gain on a previously held interest in an acquired joint venture.